Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158418

HEALTHCARE TRUST OF AMERICA, INC.

SUPPLEMENT NO. 12 DATED JANUARY 21, 2011
TO THE PROSPECTUS DATED MARCH 19, 2010

This document supplements, and should be read in conjunction with our prospectus dated March 19, 2010, as supplemented by Supplement No. 1 dated March 19, 2010, Supplement No. 2 dated March 19, 2010, Supplement No. 3 dated June 17, 2010, Supplement No. 4 dated August 16, 2010, Supplement No. 5 dated August 20, 2010, Supplement No. 6 dated October 15, 2010, Supplement No. 7 dated October 19, 2010, Supplement No. 8 dated November 3, 2010, Supplement No. 9 dated November 24, 2010, Supplement No. 10 dated December 8, 2010, and Supplement No. 11 dated December 22, 2010, relating to our offering of up to $2,200,000,000 of shares of common stock. The purpose of this Supplement No. 12 is to disclose:

•	the status of our offerings;

•	our recent acquisition of eight medical office buildings located in New York and Florida and our probable acquisition of another medical office building located in Massachusetts; and

•	a discussion of our 2010 acquisitions.

Status of Our Offerings

As of March 19, 2010, we had received and accepted subscriptions in our initial public offering, or our initial offering, for 147,562,354 shares of our common stock, or $1,474,062,000, excluding shares issued pursuant to our distribution reinvestment plan. On March 19, 2010, we stopped offering shares of our common stock in our initial offering.

We commenced our follow-on public offering of shares of our common stock, or our follow-on offering, on March 19, 2010. As of January 18, 2011, we had received and accepted subscriptions in our follow-on offering for 54,371,985 shares of our common stock, or approximately $543,179,000, excluding shares issued pursuant to our distribution reinvestment plan. As of January 13, 2011, 145,628,015 shares remained available for sale to the public pursuant to our follow-on offering, excluding shares available pursuant to our distribution reinvestment plan.

On August 16, 2010, we announced our intention to close our follow-on offering, subject to market conditions, on or before April 30, 2011 but not earlier than November 30, 2010, with 30 days prior notice to stockholders. On December 6, 2010, our board of directors approved the closing of this offering effective February 28, 2011. For noncustodial accounts, subscription agreements signed on or before February 28, 2011 with all documents and funds received by end of business March 15, 2011 will be accepted. For custodial accounts, subscription agreements signed on or before February 28, 2011 with all documents and funds received by end of business March 31, 2011 will be accepted.

Recent Acquisitions and Probable Acquisition — Columbia Portfolio

As of December 30, 2010, we, through our subsidiaries, had acquired eight medical office buildings as described in more detail below from certain affiliates of Columbia Development Companies and Columbia 90 Associates, L.L.C. Seven of the buildings are located in New York and one in Florida. We also have entered into an agreement to acquire an additional medical office building located in Massachusetts that we believe will close in the near future. We refer to these nine buildings collectively as the Columbia portfolio. The aggregate purchase price for the Columbia portfolio is $196,646,000, plus closing costs. The aggregate purchase price for the buildings acquired to date is approximately $187,464,000, plus closing costs, and the price for the remaining building is approximately $9,182,000, plus closing costs.

Financing and Fees

Of the approximately $187,464,000 aggregate purchase price for the eight buildings in the Columbia portfolio that we have acquired, we have paid approximately $92,358,000 in cash, using the net proceeds from this offering and also assumed approximately $95,106,000 of outstanding indebtedness at a weighted average interest rate of 5.8% and with a weighted average remaining term of 4.6 years.

Description of the Portfolio

The Columbia portfolio consists of the following nine medical office buildings:

•	The Florida Orthopaedic Institute, located in Temple Terrace, Florida;

•	1365 Washington Avenue, located in Albany, New York;

•	1375 Washington Avenue, located in Albany, New York;

•	Patroon Creek, located in Albany, New York;

•	1092 Madison, located in Albany, New York;

•	Capital Region Health Park, located in Latham, New York;

•	Putnam Ambulatory Care Center, located in Carmel, New York;

•	CDPHP Corporate Headquarters, located in Albany, New York; and

•	Northern Berkshire, located in North Adams, Massachusetts, which has not yet been acquired.

The Columbia portfolio consists of approximately 960,000 rentable square feet of both on- and off-campus medical office buildings and is approximately 98% leased, with a weighted average remaining lease term of seven years. The Columbia portfolio includes both single-tenant and multi-tenant properties.

The following table sets forth the lease expirations of the Columbia portfolio for the next ten years and thereafter, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases, the percentage of leased area represented by such leases, gross annual rent under expiring leases, and the percentage of gross annual rent represented by such leases.

			% of Leased		% of Total
			Area		Annual Rent
	Number	Total Sq. Ft.	Represented	Annual Rent	Represented
	of Leases	of Expiring	by Expiring	Under Expiring	by Expiring
	Expiring	Leases	Leases	Leases	Leases(1)

2011	13	28,734	3.1%	$529,000	3.0%
2012	12	39,384	4.3	660,000	3.7
2013	7	27,543	3.0	453,000	2.5
2014	10	27,154	2.9	588,000	3.3
2015	10	29,267	3.2	585,000	3.3
2016(1)	11	247,549	26.7	3,974,000	22.4
2017	7	53,474	5.8	1,132,000	6.4
2018	2	13,374	1.4	303,000	1.7
2019	4	45,500	4.9	993,000	5.6
2020	3	24,742	2.7	476,000	2.7
Thereafter	53	389,697	42.0	8,058,000	45.4
Total	132	926,418	100%	$17,751,000	100%

(1)	Of the total square feet and annual rent expiring in 2016, 180,000 square feet and approximately $2.8m in annual rent pertain to the lease with Capital District Physician’s Health Plan, Inc., the sole tenant of CDPHP Corporate Headquarters. This lease expires under its original terms on August 31, 2016, though it provides for a five-year renewal option.

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Columbia portfolio for the last five years:

		Average
		Effective
	Average	Annual Rental
	Occupancy	Rate per
Year	Rate	Square Foot

2010	97.0%	$17.83
2009	97.7	17.85
2008	97.6	17.60
2007	96.8	16.17
2006	99.1	16.95

The following table shows, as of December 31, 2010, the gross leasable area, effective annual rental rate per square foot, lease expiration and renewal options for the major tenants of the Columbia portfolio:

				Effective Annual
		Lease	GLA	Rental Rate	Renewal
Property	Tenant Name	Expiration	(Sq Ft)	per Square Foot	Options

CDPHP Corporate Headquarters	Capital District Physician’s Health Plan, Inc.	08/31/2016	180,000	$15.20	One 5-Year Option
Capital Region Health Park	Community Care Physicians, P.C.	6/30/2021	108,104	19.67	Two 5-Year Options

The Columbia portfolio is being acquired at an estimated capitalization rate of 7.6%, based on its net operating income from the in-place leases for the 12 months after the date of purchase of the property, including any contractual rent increases contained in such leases for those 12 months, divided by the purchase price for the portfolio, exclusive of any acquisition expenses paid.

Galesi Management Corporation will serve as the property manager and provide services and receive certain fees and expense reimbursements in connection with the operation and management of 1365 Washington Avenue, 1375 Washington Avenue and CDPHP Corporate Headquarters. BBL Management Corporation will serve as the property manager and provide services and receive certain fees and expense reimbursements in connection with the operation and management of Patroon Creek, 1092 Madison, Capital Region Health Park, Florida Orthopaedic Institute, Putnam Ambulatory Care Center, and Northern Berkshire.

Management currently has no renovation plans for the Columbia portfolio and believes that it is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in the Columbia portfolio will be approximately $187 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. For 2010, the Columbia portfolio paid real estate taxes of approximately $1,325,000 at a weighted average rate of approximately 1.34%.

Description of the Acquired Properties

On November 19, 2010, we purchased a long-term ground leasehold interest and fee interest in 1365 Washington Avenue for approximately $13,545,000. Built in 1998, 1365 Washington Avenue, a two-story building consisting of approximately 81,000 rentable square feet, is located in Albany, New York. 1365 Washington Avenue is approximately 97% leased. The Endocrine Group is the largest tenant, occupying approximately 26,600 square feet, or 33%, of the gross leasable area. The remainder is leased primarily by medical tenants. The Endocrine Group provides diagnostic, treatment and surgical services to patients with diabetes, osteoporosis, thyroid disorders, and endocrine disorders.

On November 19, 2010, we purchased a long-term ground leasehold interest, fee interest, and condominium interest in 1375 Washington Avenue for approximately $9,988,000. Built in 2001, 1375 Washington Avenue, a two-story building consisting of approximately 41,000 rentable square feet, is located in Albany, New York. 1375 Washington Avenue is approximately 98% leased. St. Peter’s Hospital is the largest tenant and operates an ambulatory surgery center at 1375 Washington Avenue, occupying approximately 18,000 square feet, or 45%, of the gross leasable area. The remainder is leased primarily by medical tenants. St. Peter’s Hospital is the largest component of the St. Peter’s Health Care System and is one of the largest health care providers in upstate New York.

On November 22, 2010, we purchased a fee interest in Patroon Creek for approximately $33,083,000, including approximately $23,154,000 of assumed indebtedness. Built in 2008, Patroon Creek, a three-story medical office building consisting of approximately 166,000 rentable square feet, is located in Albany, New York. Patroon Creek, which is less than a quarter mile from the 1365 and 1375 Washington Avenue buildings, has an occupancy rate in excess of 99%. New York Oncology Hematology is the largest tenant, occupying approximately 31,834 square feet, or 19%, of the gross leasable area. The remainder is leased primarily by medical tenants. New York Oncology Hematology is Albany’s leading provider of community-based cancer care services.

On November 22, 2010, we purchased a fee interest in 1092 Madison for approximately $3,171,000, including approximately $2,009,000 of assumed indebtedness. Built in 2000 and renovated in 2007, 1092 Madison, a two-story medical office building, consists of approximately 15,000 rentable square feet. 1092 Madison is approximately 97% leased. St. Peter’s Hospital, discussed above, is the largest tenant, occupying approximately 12,500 square feet, or 84%, of the gross leasable area, pursuant to a lease that expires in 2028. The remainder is leased primarily by medical tenants.

On November 23, 2010, we purchased a fee interest in Capital Region Health Park for approximately $45,861,000, including approximately $22,371,000 of assumed indebtedness. Built in 2001 and renovated in 2004, Capital Region Health Park is a 259,000 square foot medical mall located in Latham, New York. Capital Region Health Park is approximately 90% leased. Davis Vision and Community Care Physicians are the largest tenants, together occupying approximately 166,000 square feet, or 64%, of the gross leasable area. The remainder is leased primarily by medical tenants. Davis Vision is one of the nation’s leading managed vision care companies, with over 55 million members. Community Care Physicians is a physician-owned, multi-specialty medical group with over 900 physicians, providers and staff.

On November 23, 2010, we purchased a fee interest in the Florida Orthopaedic Institute for approximately $17,393,000, including approximately $7,061,000 of assumed indebtedness. Built in 2003, the Florida Orthopaedic Institute is a three-story building consisting of approximately 82,000 rentable square feet. The Florida Orthopaedic Institute is 100% leased to and serves as the primary and corporate headquarters for Florida Orthopaedic Institute pursuant to a lease that expires in 2023. Florida Orthopaedic Institute is the largest orthopaedic medical practice in the state of Florida. There are at least four comparable properties located in the surrounding markets that might compete with the Florida Orthopaedic Institute.

On December 29, 2010, we purchased a long-term ground leasehold interest in Putnam Ambulatory Care Center for approximately $28,216,000, including approximately $19,329,000 of assumed indebtedness. Built in 2001, Putnam Ambulatory Care Center, a three-story building consisting of approximately 90,000 rentable square feet, is located on the main campus of Putnam Hospital Center in Carmel, New York. The Putnam Hospital Center campus includes approximately 164 acute hospital beds, approximately 300 employed physicians, surgeons and allied health professionals. Putnam Ambulatory Care Center is 100% leased to Putnam Hospital Center and private physician groups.

On December 30, 2010, we purchased a long-term leasehold interest in CDPHP Corporate Headquarters for approximately $36,207,000, including approximately $21,182,000 of assumed indebtedness. Built in 2001, CDPHP Corporate Headquarters, a four-story building consisting of approximately 180,000 rentable square feet, is located in Albany, New York. CDPHP Corporate Headquarters is 100% leased to Capital District Physician’s Health Plan, Inc. (“CDPHP”). CDPHP is a not-for-profit individual practice association model health maintenance organization.

Market statistics for Class A comparable properties indicate that there are 78 such buildings located in the surrounding Albany/Schenectady/Troy markets that might compete with 1365 Washington Avenue, 1375 Washington Avenue, Patroon Creek, 1092 Madison, Capital Region Health Park, Putnam Ambulatory Surgery Center and CDPHP Corporate Headquarters. There are at least four comparable properties located in the surrounding Temple Terrace and Tampa, Florida markets that might compete with the Florida Orthopaedic Institute.

Description of the Probable Acquisition

We expect to acquire the Northern Berkshire medical office building in the near future for approximately $9,182,000, including approximately $4,440,000 of assumed indebtedness. Built in 2002, Northern Berkshire, a three-story building consisting of approximately 47,200 rentable square feet, is located on the main campus of North Adams Regional Hospital in North Adams, Massachusetts. North Adams Regional Hospital is a full-service community hospital. Northern Berkshire is 100% leased. Williamstown Medical Associates, P.C. is the largest tenant, occupying approximately 17,000 square feet, or 36%, of the gross leasable area. The remainder is leased primarily by medical tenants. Williamstown Medical Associates, P.C. is one of the largest physician-owned practices in New England.

The completion of the potential acquisition described above is subject to the satisfaction of a number of conditions, and we cannot guarantee that this acquisition will be completed.

2010 Acquisitions

For the year ended December 31, 2010, we completed 24 acquisitions, for a total purchase price of approximately $806.9 million. These acquisitions consisted of 53 medical office buildings, four hospitals and one corporate office building, representing approximately 3.5 million square feet, as well as the remaining 20% interest in the joint venture entity that owns Chesterfield Rehabilitation Center. Of this total amount, we acquired approximately $464 million in real estate assets during the fourth quarter of 2010. As of December 31, 2010, our portfolio includes 10.9 million square feet and has an occupancy rate of 91.5%. Our total portfolio is approximately $2.27 billion based on acquisition price.

During the year ended December 31, 2010, we expanded our presence into the states of New York, Nevada, North Carolina and New Mexico. This geographic diversification expands our presence to 24 states with approximately 61.6% of the portfolio square footage located in the South, Southeast and Southwest regions while 38.4% is located in the Midwest and Northeast regions. We established key relationships in 2010 with a number of healthcare providers including Deaconess Health System (IN), Texas Health Resources, Ascension Health, Medical College of South Carolina, Adventist/Florida Hospital, Banner Health, WakeMed Health System, National Institutes of Health (NIH), CHRISTUS Health, and West Penn Allegheny Health System.

The acquisitions we completed during the year ended December 31, 2010 are characterized by approximately 96% occupancy at closing, 62% on-campus or across the street from a hospital, and a weighted average remaining lease term in excess of eight years. We completed ten transactions that were each in excess of $25 million with the largest being the Columbia portfolio discussed above. For the year ended December 31, 2010, we deployed approximately $623 million in equity and assumed approximately $184 million in debt associated with the acquired properties. See below for a listing of our completed acquisitions for the year ended December 31, 2010.

				Rentable
	# of			Square	Acquisition		Annual
Portfolio	Bldgs	City	State	Feet	Price	Occupancy	Rent

Camp Creek	2	Atlanta	GA	80,355	$19,550,000	98%	$1,811,000
King Street	1	Jacksonville	FL	53,169	10,775,000	100%	1,293,000
Deaconess	5	Evansville	IN	260,520	45,257,000	100%	3,772,000
Sugar Land	1	Houston	TX	60,334	12,400,000	100%	1,689,000
Chesterfield Rehabilitation Center(1)	-	Chesterfield	MO	-	3,900,000	100%	3,144,000
Mt. Pleasant (E. Cooper)	1	Mount Pleasant	SC	60,809	9,925,000	88%	1,508,000
Pearland – Cullen & Broadway	2	Pearland	TX	54,695	10,476,000	99%	1,001,000
Hilton Head Portfolio	3	Hilton Head	SC	30,407	10,710,000	100%	910,000
Triad Technology Center	1	Baltimore	MD	101,386	29,250,000	100%	2,379,000
Federal North	1	Pittsburgh	PA	191,612	40,472,000	99%	4,394,000
Balfour Concord Portfolio	2	Denton, Lewisville	TX	55,599	13,500,000	100%	1,164,000
Cannon Park Place	1	Charleston	SC	46,711	10,446,000	100%	962,000
7900 Fannin	1	Houston	TX	176,153	38,100,000	99%	5,033,000
Overlook	1	Stockbridge	GA	35,177	8,140,000	89%	673,000
Sierra Vista	1	San Luis Obispo	CA	44,825	10,950,000	85%	908,000
Orlando Portfolio	2	Orlando & Oviedo	FL	101,817	18,300,000	86%	1,437,000
Santa Fe Portfolio	2	Santa Fe	NM	53,443	15,792,000	100%	1,236,000
Rendina Portfolio	5	Multiple	AZ, FL, NV, NY, MO	306,814	84,242,000	96%	6,701,000
Allegheny HQ	1	Pittsburgh	PA	228,866	39,000,000	88%	4,358,000
Raleigh Medical Center	1	Raleigh	NC	89,089	16,500,000	91%	1,903,000
Columbia Portfolio	8	Multiple	NY,FL	913,177	187,464,000	97%	13,590,000
Florida Orthopedic ASC	1	Temple Terrace	FL	16,660	5,875,000	100%	500,000
Select Medical LTACH Portfolio	4	Multiple	FL, GA, TX	217,710	102,045,000	100%	8,425,000
Phoenix Portfolio	2	Phoenix, Glendale	AZ	180,988	35,809,000	96%	4,648,000
Medical Park of Cary	9	Cary	NC	150,021	28,000,000	85%	2,596,000

TOTALS/WEIGHTED AVERAGES	58			3,510,337	$806,878,000	96%	$76,035,000

(1)	Represents our purchase of the remaining 20% interest we previously did not own in the joint venture entity that owns Chesterfield Rehabilitation Center.